EXHIBIT 99.1

December 16th, 2010

Greenhouse entrepreneur Stephen Fane signs on as Valcent CEO

Christopher Ng leaves Lululemon to drive VertiCrop(TM) commercialization as Valcent’s new COO

VANCOUVER, BRITISH COLUMBIA, December 16, 2010 - Valcent Products Inc. (OTC BB: VCTZF) Board of Directors announced today that well known greenhouse entrepreneur Stephen Kenneth Fane, FCA, who is currently a member of the company's board of advisors, has accepted the position of Chief Executive Officer and will also be joining Valcent’s Board of Directors effective immediately. Also joining the management team and the Board of Directors is Valcent's new Chief Operating Officer Christopher Ng. In order to accept the position, Ng recently resigned from Lululemon (NASDAQ: LULU), where he served as its Chief Supply Chain Officer, overseeing technology, logistics, and manufacturing departments through the company's explosive growth period. In addition, both Fane and Ng will be joining Valcent (EU) Board of Directors.

Current CEO Christopher Bradford, who is based in the UK, will now become Managing Director of the company’s UK subsidiary Valcent Products (EU) Limited, overseeing European operations. Bradford will also continue to act as Chairman of the Board of Directors for both companies.

Stephen Fane FCA, became a hydroponic greenhouse entrepreneur twenty years ago. In 1990, he acquired a five-acre hydroponic greenhouse operation that produced bell peppers, which he expanded to over 75 acres under glass. After merging with another large-scale producer, Fane took the combined entity public as an Income Trust on the TSX. Fane was President & CEO of Hot House Growers Income Fund from December 2003 to October 2006 where he was responsible for operations totaling more than 135 acres under glass and the raising of $70 Million through a public offering. In late 2006, the Trust was merged with another large-scale producer to form one of the world's largest greenhouse production and marketing companies. Prior to his career in agriculture, he was a partner at Coopers & Lybrand, a predecessor firm to PriceWaterhouseCoopers.

Christopher Ng's career in retailing began in 1983 as a joint venture owner of a successful athletic footwear and apparel chain. He took the operation from seven to 77 stores. He then went on to start his own retail consulting business in 1995 specializing in IT, and was subsequently recruited to become vice president of Aritzia, where he was responsible for the technology, logistics, and security departments. He was strategically involved with growth of this ladies fashion chain from five to 13 stores. Prior to retailing, he was a branch manager for the Royal Bank of Canada, and he has been a commissioned officer in the Canadian Forces Reserve for 27 years.

"Steve's vision and know-how in commercial greenhouse industry is without equal," said Chris Bradford, Valcent's current president and CEO. "Coupled with Christopher's track record in operating high-growth companies, we have the ideal combination of talent to launch vertical farming to the global market."

About Valcent Products Inc:

Named one of the 50th Best Innovations by Time Magazine and featured on CNN International. Valcent Products Inc. (OTCBB: VCTZF) specializes in vertical, eco-friendly urban growing solutions. For more information, visit: www.valcent.net.

Contacts:

Media and Investor Relations
Ray Torresan, Director
Valcent Products Inc.
604-644-0980
ray@torresan.com

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and  estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statements.

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